CONSOLIDATED FINANCIAL SUMMARY

(for the nine months ended December 31, 2003)

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Application of U.S. Accounting Standard: No

1. Premises

(1) Basis of Presentation:
"Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" and "Articles of the Ministerial Ordinance for the Insurance Business Law"

(2) Changes in Method of Accounting: None

(3) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries: 6
Number of non-consolidated subsidiaries accounted for by the equity method: 0
Number of affiliates accounted for by the equity method: 9

(4) Change in Scope of Consolidation and Application of Equity Method: None

2. Consolidated Operating Results for the Nine Months Ended December 31, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Nine Months Ended Dec.31, 2003	¥852,847 million	(5.4)	¥70,950 million	290.9	¥26,858 million	-
Nine Months Ended Dec.31, 2002	¥901,900 million	-	¥18,149 million	-	¥108 million	-
FY2002 Ended Mar. 31, 2003	¥1,185,256 million	(10.0)	¥41,807 million	(5.1)	¥6,383 million	(33.1)

	Net Income per Share	Net Income per Share (Fully Diluted)
Nine Months Ended Dec.31, 2003	¥17,905.44	¥ -
Nine Months Ended Dec.31, 2002	¥72.22	¥ -
FY2002 Ended Mar. 31, 2003	¥4,204.50	¥ -

Notes:

1. *Equity in net loss of affiliated companies: ¥1,748 million for the nine months ended December 31, 2003; ¥2,761 million for the nine months ended December 31, 2002; ¥3,085 million for the year ended March 31, 2003*
2. *Average number of outstanding shares during the term (consolidated): nine months ended December 31, 2003: 1,500,000; nine months ended December 31, 2002: 1,500,000; the year ended March31, 2003: 1,500,000*
3. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2003	¥6,023,059 million	¥250,192 million	4.2%	¥166,794.89
As of December 31, 2002	¥5,962,187 million	¥168,504 million	2.8%	¥112,336.19
As of March 31, 2003	¥6,035,905 million	¥179,060 million	3.0%	¥119,322.62

Note: Number of outstanding shares at the end of the term (consolidated): as of December 31, 2003: 1,500,000; as of December 31, 2002: 1,500,000; as of March 31, 2003: 1,500,000

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine Months Ended Dec. 31, 2003	¥16,204 million	¥5,528 million	¥(4,511) million	¥478,858 million
Nine Months Ended Dec. 31, 2002	¥104,223 million	¥(127,201) million	¥24,437 million	¥396,760 million
FY 2002 Ended Mar. 31, 2003	¥124,736 million	¥(80,021) million	¥24,437 million	¥464,008 million

3. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit	Net Income
FY 2003 Ending Mar. 31, 2004	¥1,203,000 million	¥97,000 million	¥30,000 million

Notes:

1. *The above forecasts have not been changed from the previous forecast announced on November 20, 2003.*
2. *Projected net income per share for the year ending March 31, 2004 is ¥20,000.00.*

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. Financial Review

(1) Overview of Operations during the term under review

a) Results of Operations (Consolidated basis)

For the nine months ended December 31, 2003, ordinary revenues declined 5.4%, from the level in the same term of the previous year, to ¥852.8 billion, reflecting a 8.0% decrease in income from insurance premiums, to ¥697.8 billion, although investment income/gains increased 4.0%, to ¥134.6 billion and other ordinary income increased 43.1% , to ¥20.3 billion.

Ordinary expenses decreased 11.5%, to ¥781.8 billion, owing to such a change as a 69.0% decrease in investment expenses/losses, to ¥32.0 billion, although operating expenses increased 0.9%, to ¥83.5 billion and insurance claims and other payments increased 1.5%, to ¥651.3 billion. As a consequence, ordinary profit for the term under review increased 290.9 %, to ¥70.9 billion.

Extraordinary gains decreased 15.8%, to ¥3.1 billion, and extraordinary losses increased 7.5%, to ¥5.5 billion. After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥26.8 billion, compared with a ¥0.1 billion net income in the same term of the previous year.

b) Sales Results (Non-consolidated basis)

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2003 decreased 6.5% compared with the same term of the previous fiscal year, to ¥3,356.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities rose 4.6% compared with the same term of the previous fiscal year, to ¥2,618.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2003 slightly decreased 0.2% from the level at the previous fiscal year-end, to ¥39,279.7 billion.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31,

2003 recorded to ¥75.5 billion, increase of 31.0% compared with the same period of the previous fiscal year, after compensating negative spread of ¥16.6 billion.

As of December 31, 2003, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,061.5%, up 201.3 percentage points from 860.2% at the previous fiscal year-end. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities (excluding quasi-equity liabilities)) amounted to ¥569.6 billion, up ¥54.1 billion from ¥515.4 billion at the previous fiscal year-end.

(2) Consolidated Financial Position

As of December 31, 2003, total assets amounted to ¥6,023.0 billion, down 0.2% from the previous fiscal year-end. Looking at principal asset items, securities principally comprising domestic bonds amounted to ¥3,965.0 billion, up 0.5%. Loans totaled ¥1,137.0 billion, down 3.8%, and cash and deposits were ¥451.7 billion, up 56.5%.

Total liabilities were ¥5,771.8 billion, down 1.4%, and total policy reserves comprised the bulk of this figure, amounting to ¥5,564.7 billion, down 0.3%.

Total equity was ¥250.1 billion, up 39.7% from the previous fiscal year-end. Net unrealized gains on securities, a component of equity, was ¥96.7 billion, up 102.0%.

Profit/Loss Status for the Nine Months Ended December 31, 2003 (Consolidated)

(Millions of Yen, %)

	Nine Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Increase (Decrease)	% change	Fiscal Year Ended March 31, 2003
Ordinary Revenues	901,900	852,847	(49,053)	(5.4)	1,185,256
Income from insurance premiums and others	758,244	697,849	(60,394)	(8.0)	989,420
Income from insurance premiums	757,407	696,946	(60,460)	(8.0)	988,327
Investment income/gains	129,415	134,612	5,197	4.0	186,088
Interest, dividends and income from real estate for rent	91,819	87,080	(4,739)	(5.2)	129,419
Gains on sale of securities	16,843	22,808	5,964	35.4	32,596
Gains from derivatives, net	20,390	-	(20,390)	(100.0)	21,111
Gains from separate accounts, net	-	17,956	17,956	-	-
Other ordinary income	14,240	20,384	6,144	43.1	9,747
Reversal of policy reserve	-	5,629	5,629	-	-
Ordinary Expenses	883,751	781,897	(101,854)	(11.5)	1,143,449
Insurance claims and other payments	641,740	651,341	9,600	1.5	861,908
Insurance claims	226,688	245,312	18,624	8.2	295,889
Insurance benefits	189,372	163,488	(25,884)	(13.7)	254,314
Surrender payments	161,883	161,587	(295)	(0.2)	215,896
Provision for policy and other reserves	38,837	749	(38,087)	(98.1)	13,873
Investment expenses/losses	103,119	32,016	(71,102)	(69.0)	132,153
Losses from monetary trusts, net	6,707	-	(6,707)	(100.0)	11,748
Losses on sale of securities	10,910	8,424	(2,486)	(22.8)	19,755
Devaluation losses on securities	51,822	969	(50,853)	(98.1)	58,713
Losses from derivatives, net	-	12,497	12,497	-	-
Losses from separate accounts, net	23,228	-	(23,228)	(100.0)	28,512
Operating expenses	82,768	83,544	776	0.9	111,381
Other ordinary expenses	14,524	12,495	(2,029)	(14.0)	21,047
Equity in net losses of affiliated companies	2,761	1,748	(1,012)	(36.7)	3,085
Ordinary Profit	18,149	70,950	52,801	290.9	41,807
Extraordinary Gains	3,725	3,136	(589)	(15.8)	6,297
Extraordinary Losses	5,119	5,503	383	7.5	5,764
Extraordinary Gains (Losses)	(1,394)	(2,367)	(973)	-	532
Provison for Reserve for Policyholder Dividends	14,050	22,524	8,474	60.3	26,569
Income before Income Taxes	2,704	46,057	43,353	1,602.9	15,769
Income Taxes					
Current	20,775	17,297	(3,477)	(16.7)	4,176
Deferred	(18,212)	1,833	20,045	-	5,154
Minority Interests	33	68	35	104.8	55
Net Income	108	26,858	26,749	24,694.2	6,383

Principle Business Performance for the Nine Months Ended December 31, 2003 (Non-Consolidated)

(Millions of Yen, %)

	Nine Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Increase (Decrease)	% change	Fiscal Year Ended March 31, 2003
New Policy Amount	3,591,173	3,356,204	(234,969)	(6.5)	4,673,514
Individual term life insurance	3,315,440	3,194,910	(120,529)	(3.6)	4,298,528
Core Profit	57,666	75,531	17,864	31.0	88,729
Negative Spread Amount	24,986	16,683	(8,302)	(33.2)	20,479

Note: New policy amount is the sum of individual insurance and individual annuities.

(Millions of Yen, %)

	As of March 31, 2002	As of December 31, 2003	Increase (Decrease)	% change	As of December 31, 2002
Policy Amount in Force	39,342,682	39,279,728	(62,953)	(0.2)	39,277,092
Individual term life insurance	34,804,637	34,904,921	100,283	0.3	34,717,451
Solvency Margin Ratio	860.2%	1061.5%	201.3%	–	815.7%
Adjusted Net Asset	515,471	569,654	54,182	10.5	485,575

Note: Policy amount in force is the sum of individual insurance and individual annuities.

NON-CONSOLIDATED FINANCIAL SUMMARY

(for the nine months ended December 31, 2003)

February 18, 2004

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Application of U.S. Accounting Standards: No

1. Premises

(1) Basis of Presentation:
"Regulations Concerning the Terminology, Forms and preparation Methods of the Interim financial Statements" and "Articles of the ministerial ordinance for the Insurance Business Law"

(2) Changes in Method of Accounting: None

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine Months Ended Dec.31, 2003	¥851,449 million	(5.0)	¥74,658 million	301.0	¥75,531 million	31.0	¥30,872 million	-
Nine Months Ended Dec.31, 2002	¥896,567 million	-	¥18,617 million	-	¥57,666 million	-	¥1,655 million	-
FY2002 Ended Mar. 31, 2003	¥1,182,176 million	(9.6)	¥46,027 million	14.9	¥88,729 million	(19.3)	¥11,443 million	49.3

	Net Income per Share
Nine Months Ended Dec.31, 2003	¥20,581.59
Nine Months Ended Dec.31, 2002	¥1,103.91
FY2002 Ended Mar. 31, 2003	¥7,590.68

Notes:

1. *Average number of outstanding shares during the term: nine months ended December 31, 2003: 1,500,000; nine months ended December 31, 2002: 1,500,000; the year ended March31, 2003: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is, a measure of a life insurance company's underlying profitability from core insurance operation on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of December 31, 2003	¥5,996,862 million	¥250,803 million	4.2%	¥167,202.66
As of December 31, 2002	¥5,932,283 million	¥161,592 million	2.7%	¥107,728.11
As of March 31, 2003	¥6,007,183 million	¥175,882 million	2.9%	¥117,216.78

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2003: 1,500,000; as of December 31, 2002: 1,500,000; as of March 31, 2003: 1,500,000*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit		Net Income
			Core Profit	
FY 2003 Ending Mar. 31, 2004	¥1,200,000 million	¥101,000 million	¥95,000 million	¥34,000 million

	Annual Dividends per Share	
	Year-End	
FY 2003 Ending Mar. 31, 2004	¥3,000.00	¥3,000.00

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on November 20, 2003.*
2. *Projected net income per share for the year ending March 31, 2004 is ¥22,600.00.*

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Supplementary Materials for the Nine Months Ended December 31, 2003 Financial Results

1. Unaudited Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Consolidated Condensed Balance Sheets

	As of December 31, 2002 (Millions of yen)	As of December 31, 2003 (Millions of yen)	Increase or (Decrease) (Millions of yen)	%	As of March 31, 2003 (Millions of yen)
Assets:					
Cash and deposits	¥ 377,298	¥ 451,785	¥ 74,486	19.7	¥ 288,716
Call loans	-	-	-	-	135,000
Monetary claims purchased	19,998	27,353	7,354	36.8	40,897
Monetary trusts	104,970	185,660	80,689	76.9	150,393
Securities	3,977,451	3,965,018	(12,432)	(0.3)	3,947,224
Loans	1,157,028	1,137,061	(19,966)	(1.7)	1,181,658
Property and equipment	176,977	167,446	(9,531)	(5.4)	175,974
Due from agency	4,388	6,250	1,862	42.4	5,073
Due from reinsurers	1,190	1,059	(131)	(11.0)	1,391
Other assets	63,647	54,409	(9,238)	(14.5)	55,353
Deferred tax asset	87,011	31,784	(55,226)	(63.5)	61,096
Reserve for possible loan losses	(7,744)	(4,769)	3,005	(38.7)	(6,874)
Total assets	¥ 5,962,187	¥ 6,023,059	¥ 60,871	1.0	¥ 6,035,905
Liabilities:					
Policy reserves	¥ 5,595,159	¥ 5,564,729	¥ (30,430)	(0.5)	¥ 5,579,788
Due to agency	0	-	(0)	(100.0)	0
Due to reinsurers	609	608	(0)	(0.1)	767
Other liabilities	105,971	112,760	6,789	6.4	181,982
Reserve for employees' retirement benefits	61,937	63,331	1,394	2.3	64,074
Reserve for losses on sale of loans	63	64	0	1.4	63
Reserve for price fluctuations	29,039	30,389	1,350	4.6	29,242
Total liabilities	5,792,781	5,771,884	(20,896)	(0.4)	5,855,919
Minority interests	902	982	80	8.9	924
Equity:					
Common stock	75,000	75,000	-	-	75,000
Capital surplus	54	54	-	-	54
Retained earnings	49,820	78,408	28,587	57.4	56,123
Net unrealized gains on securities	43,629	96,730	53,100	121.7	47,883
Total equity	168,504	250,192	81,688	48.5	179,060
Total liabilities, minority interests and equity	¥ 5,962,187	¥ 6,023,059	¥ 60,871	1.0	¥ 6,035,905

See notes to unaudited consolidated condensed quarterly financial statements.

(2) Unaudited Consolidated Condensed Statements of Operations

	For the nine months ended December 31, 2002 (Millions of yen)	For the nine months ended December 31, 2003 (Millions of yen)	Increase or (Decrease) (Millions of yen)	%	For the year ended March 31, 2003 (Millions of yen)
Ordinary revenues:					
Income from insurance premiums	¥ 758,244	¥ 697,849	¥ (60,394)	(8.0)	¥ 989,420
Investment income/gains	129,415	134,612	5,197	4.0	186,088
Other ordinary income	14,240	20,384	6,144	43.1	9,747
Total ordinary revenues	901,900	852,847	(49,053)	(5.4)	1,185,256
Ordinary expenses:					
Insurance claims and other payments	641,740	651,341	9,600	1.5	861,908
Provision for policy and other reserves	38,837	749	(38,087)	(98.1)	13,873
Investment expenses/losses	103,119	32,016	(71,102)	(69.0)	132,153
Operating expenses	82,768	83,544	776	0.9	111,381
Other ordinary expenses	14,524	12,495	(2,029)	(14.0)	21,047
Equity in net losses of affiliated companies	2,761	1,748	(1,012)	(36.7)	3,085
Total ordinary expenses	883,751	781,897	(101,854)	(11.5)	1,143,449
Ordinary profit	18,149	70,950	52,801	290.9	41,807
Extraordinary gains	3,725	3,136	(589)	(15.8)	6,297
Extraordinary losses	5,119	5,503	383	7.5	5,764
Provision for reserve for policyholder dividends	14,050	22,524	8,474	60.3	26,569
Income before income taxes	2,704	46,057	43,353	1,602.9	15,769
Income taxes:					
Current	20,775	17,297	(3,477)	(16.7)	4,176
Deferred	(18,212)	1,833	20,045	(110.1)	5,154
Minority interests	33	68	35	104.8	55
Net income	¥ 108	¥ 26,858	¥ 26,749	24,694.2	¥ 6,383

See notes to unaudited consolidated condensed quarterly financial statements.

(3) Unaudited Consolidated Condensed Statements of Surplus

	For the nine months ended December 31, 2002 (Millions of yen)	For the nine months ended December 31, 2003 (Millions of yen)	For the year ended March 31, 2003 (Millions of yen)
Capital surplus:			
Balance at beginning of period	¥ 54	¥ 54	¥ 54
Balance at end of period	¥ 54	¥ 54	¥ 54
Retained earnings:			
Balance at beginning of period	¥ 49,815	¥ 56,123	¥ 49,815
Addition:			
Net income for period	108	26,858	6,383
Deductions:			
Dividends on common stock	-	4,500	-
Bonus to directors and corporate auditors	75	73	75
Decrease in surplus due to deconsolidated companies	28	-	-
Total deductions	103	4,573	75
Balance at end of period	¥ 49,820	¥ 78,408	¥ 56,123

See notes to unaudited consolidated condensed quarterly financial statements.

(4) Unaudited Consolidated Condensed Statements of Cash Flows

	For the nine months ended December 31, 2002 (Millions of yen)	For the nine months ended December 31, 2003 (Millions of yen)	For the year ended March 31, 2003 (Millions of yen)
Net cash provided by (used in) operating activities	¥ 104,223	¥ 16,204	¥ 124,736
Net cash provided by (used in) investing activities	(127,201)	5,528	(80,021)
Net cash provided by (used in) financing activities	24,437	(4,511)	24,437
Effect of exchange rate changes on cash and cash equivalents	(1,174)	(2,371)	(1,621)
Net increase (decrease) in cash and cash equivalents	284	14,849	67,530
Cash and cash equivalents at beginning of period	396,477	464,008	396,477
Net decrease on cash and cash equivalents due to deconsolidated companies	(1)	-	-
Cash and cash equivalents at end of period	¥ 396,760	¥ 478,858	¥ 464,008

See notes to unaudited consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganization and the Insurance Business Law, the Company has converted its organization from a mutual company to a joint stock corporation on April 1, 2002.

The accompanying consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarised for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for nine months ended December 31, 2003 was 6.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for nine months December ended 31, 2003 was 9.

The financial statements of two affiliates located outside Japan are prepared for nine months ended September 30, 2003. Appropriate adjustments have been made for material transactions for the period between September 30 and December 31 which is the date of the consolidated condensed financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operation immediately.

1. Summary of Significant Accounting Policies (continued)

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including foreign currency securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transaction are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

1. Summary of Significant Accounting Policies (continued)

(e) Reserve for possible loan losses (continued)

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company for the annual and semi-annual financial statements, which is primarily based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period. The consolidated subsidiaries, however, do not repeat the full assessment procedures for the quarterly financial statements, but do apply appropriate procedures as considered necessary by considering materiality of assets of the subsidiaries.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the nine months, the Company provides three forth of estimated annual provision.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Implementation Rule of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

1. Summary of Significant Accounting Policies (continued)

(j) Reserve for employees' retirement benefits

The Company and its subsidiaries maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net gains or losses is charged or credited to income when recognized.

The Company and a subsidiary amended its employees' retirement plans by transferring a part of defined benefit plan with defined contribution plan in July 2003. The amendments of the plans are accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Statement for Transfers between Retirement Benefit Plans". The effect of this amendment amounted to ¥225 million is included in extraordinary gains.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment.

(l) Software

Development costs for internally used software are capitalized and amortized under the straight-line method over their estimated useful lives of five years.

(m) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The company and its subsidiaries treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheets and lease payments are charged to income when incurred.

1. Summary of Significant Accounting Policies (continued)

(n) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheets or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which are not qualified as hedging instruments under hedge accounting, are revalued at fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposure, although they do not meet the hedging criteria under the accounting standards.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(p) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Non-Consolidated Condensed Balance Sheets

	As of December 31, 2002 (Millions of yen)	As of December 31, 2003 (Millions of yen)	Increase or (Decrease) (Millions of yen)	%	As of March 31, 2003 (Millions of yen)
Assets:					
Cash and deposits	¥ 344,979	¥ 422,185	¥ 77,206	22.4	¥ 257,353
Call loans	-	-	-	-	135,000
Monetary claims purchased	19,998	27,353	7,354	36.8	40,897
Monetary trusts	104,970	185,660	80,689	76.9	150,393
Securities	3,977,562	3,969,285	(8,276)	(0.2)	3,949,671
Loans	1,156,996	1,137,061	(19,934)	(1.7)	1,181,658
Property and equipment	176,749	167,251	(9,497)	(5.4)	175,748
Due from agency	4,388	6,250	1,862	42.4	5,073
Due from reinsurers	1,190	1,059	(131)	(11.0)	1,391
Other assets	66,405	53,973	(12,431)	(18.7)	56,114
Deferred tax asset	86,776	31,526	(55,250)	(63.7)	60,721
Reserve for possible loan losses	(7,733)	(4,745)	2,987	(38.6)	(6,839)
Total assets	¥ 5,932,283	¥ 5,996,862	¥ 64,578	1.1	¥ 6,007,183
Liabilities:					
Policy reserves	¥ 5,595,159	¥ 5,564,729	¥ (30,430)	(0.5)	¥ 5,579,788
Due to agency	0	-	(0)	(100.0)	0
Due to reinsurers	609	608	(0)	(0.1)	767
Other liabilities	84,082	87,173	3,090	3.7	157,626
Reserve for employees' retirement benefits	61,736	63,092	1,356	2.2	63,812
Reserve for Losses on sale of loans	63	64	0	1.4	63
Reserve for price fluctuations	29,039	30,389	1,350	4.6	29,242
Total liabilities	5,770,691	5,746,058	(24,633)	(0.4)	5,831,301
Equity:					
Common stock	75,000	75,000	-	-	75,000
Capital surplus	54	54	-	-	54
Retained earnings	43,461	79,564	36,102	83.1	53,249
Net unrealized gains on securities	43,076	96,185	53,109	123.3	47,579
Total equity	161,592	250,803	89,211	55.2	175,882
Total liabilities and equity	¥ 5,932,283	¥ 5,996,862	¥ 64,578	1.1	¥ 6,007,183

See notes to unaudited non-consolidated condensed quarterly financial statements.

(2) Unaudited Non-Consolidated Condensed Statements of Operations and Retained Earnings

	For the nine months ended December 31, 2002 (Millions of yen)	For the nine months ended December 31, 2003 (Millions of yen)	Increase or (Decrease) (Millions of yen)	%	For the year ended March 31, 2003 (Millions of yen)
Ordinary revenues:					
Income from insurance premiums	¥ 758,244	¥ 697,849	¥ (60,394)	(8.0)	¥ 989,420
Investment income/gains	129,672	137,305	7,632	5.9	189,901
Other ordinary income	8,650	16,295	7,644	88.4	2,854
Total ordinary revenues	896,567	851,449	(45,117)	(5.0)	1,182,176
Ordinary expenses:					
Insurance claims and other payments	641,740	651,341	9,600	1.5	861,908
Provision for policy and other reserves	38,837	749	(38,087)	(98.1)	13,873
Investment expenses/losses	103,020	33,654	(69,365)	(67.3)	134,326
Operating expenses	83,135	81,024	(2,110)	(2.5)	109,212
Other ordinary expenses	11,217	10,020	(1,196)	(10.7)	16,828
Total ordinary expenses	877,950	776,790	(101,159)	(11.5)	1,136,149
Ordinary profit	18,617	74,658	56,041	301.0	46,027
Extraordinary gains	3,655	3,107	(547)	(15.0)	6,220
Extraordinary losses	4,671	5,499	827	17.7	5,313
Provision for reserve for policyholder dividend	14,050	22,524	8,474	60.3	26,569
Income before income taxes	3,549	49,742	46,192	1,301.1	20,364
Income taxes:					
Current	20,543	17,146	(3,396)	(16.5)	4,060
Deferred	(18,649)	1,723	20,372	(109.2)	4,861
Net income	1,655	30,872	29,216	1,764.4	11,443
Unappropriated retained earnings at beginning of period	5,520	5,772	252	4.6	5,520
Transfer from appropriated retained earnings	213	70	(143)	(163.3)	277
Unappropriated retained earnings at end of period	¥ 7,390	¥ 36,714	¥ 29,324	396.8	¥ 17,241

See notes to unaudited non-consolidated condensed quarterly financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED CONDENSED QUARTERLY FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganization and the Insurance Business Law, the Company has converted its organization from a mutual company to a joint stock corporation on April 1, 2002.

The accompanying non-consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including foreign currency securities other than subsidiaries and affiliates and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

1. Summary of Significant Accounting Policies (continued)

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealized gains and losses on trading securities are reported in the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. Investments in subsidiaries and affiliates are stated at cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net gains or losses is charged or credited to income when recognized.

The Company amended its employees' retirement plans by transferring a part of defined benefit plans with defined contribution plan in July 2003. The amendments of the plans are accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Standard for Transfers between Retirement Benefit Plans". The effect of this amendment amounted to ¥225 million is included in extraordinary gains.

1. Summary of Significant Accounting Policies (continued)

(e) Reserve for employees' retirement benefits

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the nine months, the Company provides three forth of estimated annual provision.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Implementation Rule of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment.

1. Summary of Significant Accounting Policies (continued)

(k) Software

Development costs for internally used software are capitalized and amortized under the straight-line method over their estimated useful lives of five years.

(l) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The company and its subsidiaries treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheets and lease payments are charged to income when incurred.

(m) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheets or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the hedging criteria under the accounting standards.

(n) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

3. Business Highlights (Non-Consolidated)

Premise: Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amount to 100%.

(1) Total Policy Amount in Force

(100 Millions of Yen)

	As of December 31, 2002	As of December 31, 2003	As of March 31, 2003
Individual Insurance and Annuities	392,770	392,797	393,426
Individual Term Life Insurance	347,174	349,049	348,046
Group Insurance	126,043	122,932	123,658
Group Annuities	24,901	23,812	24,418

Notes:

1. *Policy amounts for individual annuities are sum of the amount equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

(2) New Policy Amount

(100 Millions of Yen)

	Nine Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Year Ended March 31, 2003
Individual Insurance and Annuities	35,911	33,562	46,735
Individual Term Life Insurance	33,154	31,949	42,985

Notes:

1. *The new policy amount includes the net increase from conversion.*
2. *The new policy amount including the net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

(3) Term Life Insurance Policies by Dividend Type

(100 Millions of Yen, %)

	Total Policy Amount in Force					
	As of December 31, 2002		As of December 31, 2003		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	236,118	68.0	222,503	63.7	233,548	67.1
Semi-participating	77,058	22.2	77,309	22.1	77,038	22.1
Non-participating	33,997	9.8	49,236	14.1	37,460	10.8
Total	347,174	100.0	349,049	100.0	348,046	100.0

	New Policy Amount					
	Nine Months Ended December 31, 2002		Nine Months Ended December 31, 2003		Year Ended March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	10,127	30.7	9,355	29.4	13,595	31.8
Semi-participating	6,599	20.0	6,789	21.3	8,553	20.0
Non-participating	16,233	49.3	15,727	49.3	20,613	48.2
Total	32,960	100.0	31,872	100.0	42,762	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *The figures for new policies do not include the net increase from conversion.*

(4) Surrender and Lapse Amount

(100 Millions of Yen)

	Nine Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Year Ended March 31, 2003
Individual Insurance and Annuities	25,042	26,185	32,906

(5) Surrender and Lapse Rate
(Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

	Nine Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Year Ended March 31, 2003
Individual Insurance and Annuities	6.43	6.66	8.5

Note: The figures for the nine months ended December 31, 2002 and 2003 are not annualized.

(6) Core Profit and Breakdown of Non-Consolidated Ordinary Profit

(Millions of Yen)

	Nine Months Ended December 31, 2002	Nine Months Ended December 31, 2003	Year Ended March 31, 2003
Core Profit	57,666	75,531	88,729
Capital Gains/Losses	(37,322)	1,167	(40,812)
Other One-Time Gains/ Losses	(1,726)	(2,039)	(1,890)
Ordinary Profit	18,617	74,658	46,027

(7) **Solvency Margin Ratio**

(Millions of Yen)

	As of December 31, 2002	As of December 31, 2003	As of March 31, 2003
Total Solvency Margin (A)	398,309	536,232	424,846
Equity (less certain items)	113,541	149,641	122,186
Reserve for price fluctuation	29,039	30,389	29,242
Contingency reserve	75,025	76,083	75,341
Reserve for possible loan losses	4,192	1,126	3,136
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	60,680	135,493	67,023
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(11,663)	(16,126)	(12,826)
Excess of amount of policy surrender payment	107,306	111,012	109,281
Unallotted portion of reserve for policyholder dividends	5,034	7,922	7,634
Future profits	9,367	15,016	13,284
Deferred tax assets	20,785	40,672	25,541
Subordinated debt	-	-	-
Deductible items	(15,000)	(15,000)	(15,000)
Total Risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	97,659	101,029	98,773
Insurance risk R_1	35,069	34,566	34,895
Assumed investment yield risk R_2	22,884	21,885	22,543
Investment risk R_3	65,607	70,343	67,191
Business risk R_4	2,471	2,535	2,492
Solvency Margin Ratio $\frac{(A)}{(1/2)\times(B)}\times 100$	815.7%	1061.5%	860.2%

Notes:

1. *Solvency margin ratio as of March 31, 2003 is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for the Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratios as of December 31, 2002 and 2003 are calculated by the method the Company considers reasonable, which is consistent with these rules above.*
2. *Equity as of March 31, 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and appropriation paid in cash.*
3. *Equity as of December 31, 2002 and 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*
4. *Net unrealized gains(losses) on real estate is calculated by the posted price.*
5. *Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

(8) Asset Composition (General Account)

(Millions of Yen, %)

	As of December 31, 2002		As of December 31, 2003		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	344,468	6.0%	420,873	7.2%	390,043	6.7%
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction			-	-	-	-
Monetary claims purchased	19,998	0.3	27,353	0.5	40,897	0.7
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	104,970	1.8	185,660	3.2	150,393	2.6
Securities	3,786,396	66.0	3,818,334	65.3	3,786,043	64.8
Domestic bonds	2,880,723	50.2	2,495,949	42.7	3,035,369	52.0
Domestic stocks	221,180	3.9	292,559	5.0	201,720	3.5
Foreign securities	486,407	8.5	712,931	12.2	352,167	6.0
Foreign bonds	347,998	6.1	554,083	9.5	211,429	3.6
Foreign stocks and other securities	138,408	2.4	158,848	2.7	140,738	2.4
Other securities	198,084	3.5	316,893	5.4	196,786	3.4
Loans	1,156,996	20.2	1,137,061	19.5	1,181,658	20.2
Policy loans	75,971	1.3	79,787	1.4	78,248	1.3
Commercial loans	1,081,024	18.8	1,057,273	18.1	1,103,410	18.9
Property and equipment	175,578	3.1	166,031	2.8	174,607	3.0
Deferred tax asset	86,776	1.5	31,526	0.5	60,721	1.0
Other assets	72,142	1.3	61,763	1.1	62,595	1.1
Reserve for possible loan losses	(7,733)	(0.1)	(4,745)	(0.1)	(6,839)	(0.1)
Total Assets	5,739,594	100.0	5,843,858	100.0	5,840,121	100.0
Foreign currency denominated assets	335,062	5.8	518,383	8.9	192,672	3.3

(9) Fair Value Information on Securities and Others (General Account)

a. Fair value information on securities

(a)Securities with market value (Millions of Yen)

	As of December 31, 2002		
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,528,074	1,622,969	94,894
Available-for-sale securities	2,131,675	2,199,028	67,353
Domestic bonds	1,332,883	1,403,061	70,177
Domestic stocks	194,341	193,447	(894)
Foreign securities	322,209	329,344	7,134
Other Securities	197,839	194,800	(3,039)
Monetary trusts	64,402	58,376	(6,025)
Total	3,659,749	3,821,997	162,248

	As of December 31, 2003		
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,573,144	1,628,350	55,205
Available-for-sale securities	2,022,164	2,173,216	151,052
Domestic bonds	957,425	996,048	38,623
Domestic stocks	171,735	263,396	91,661
Foreign securities	514,342	514,914	572
Other Securities	295,375	312,049	16,674
Monetary trusts	40,932	44,453	3,520
Total	3,595,308	3,801,566	206,257

	As of March 31, 2003		
	Cost / Carrying Value Before Market-to-Market	Current Fair Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	1,538,461	1,642,486	104,024
Available-for-sale securities	2,157,307	2,231,216	73,908
Domestic bonds	1,472,609	1,547,313	74,703
Domestic stocks	168,600	172,240	3,639
Foreign securities	189,955	193,012	3,057
Other Securities	195,458	192,096	(3,361)
Monetary trusts	56,785	52,655	(4,130)
Total	3,695,769	3,873,702	177,932

Notes:

1. *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*
2. *Monetary trusts include securities other than trading securities.*

b. Fair value information on monetary trusts

(Millions of Yen)

	As of December 31, 2002		
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	-	-	-
Available-for-sale securities	64,402	58,376	(6,025)
Domestic bonds	10,547	10,866	318
Domestic stocks	8,269	8,061	(207)
Foreign securities	45,585	39,448	(6,136)
Total	64,402	58,376	(6,025)

	As of December 31, 2003		
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	-	-	-
Available-for-sale securities	40,932	44,453	3,520
Domestic bonds	10,726	10,851	124
Domestic stocks	13,540	15,701	2,161
Foreign securities	16,665	17,900	1,234
Total	40,932	44,453	3,520

	As of March 31, 2003		
	Carrying Value Before Mark-to-Market	Current Fair Value	Net Unrealized Gains (Losses)
Held-to-maturity securities	-	-	-
Available-for-sale securities	56,785	52,655	(4,130)
Domestic bonds	10,578	11,003	425
Domestic stocks	7,734	7,299	(434)
Foreign securities	38,473	34,351	(4,121)
Total	56,785	52,655	(4,130)

Notes:

1. *Securities included in jointly operated designated monetary trusts are not included herein.*

c. Fair value information on real estate

(Millions of Yen)

	As of December 31, 2002		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	98,461	87,138	(11,322)
Leasehold	1,038	697	(340)
Total	99,499	87,835	(11,663)

	As of December 31, 2003		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	96,008	80,305	(15,703)
Leasehold	1,038	615	(423)
Total	97,046	80,920	(16,126)

	As of March 31, 2003		
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)
Land	97,711	85,250	(12,461)
Leasehold	1,038	673	(365)
Total	98,749	85,923	(12,826)

Note: Figures for current fair value are based on the posted price.

d. Fair value information on derivative transactions

(a) Interest-related transactions (Millions of Yen)

	As of December 31, 2002			As of December 31, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions									
Interest rate swaps:									
Receipts floating, payments fixed	61,800	(1,353)	(1,353)	29,200	(448)	(448)	61,800	(1,354)	(1,354)
Total			(1,353)			(448)			(1,354)

(b) Currency-related transactions (Millions of Yen)

	As of December 31, 2002			As of December 31, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions									
Sold:	208,697	210,900	(2,203)	409,067	409,849	(781)	70,271	70,885	(613)
U.S. dollar	86,948	85,376	1,572	130,992	130,569	422	42,279	42,344	(64)
Euro	105,638	109,134	(3,496)	259,451	260,588	(1,136)	22,087	22,589	(502)
British pound	16,111	16,390	(279)	18,623	18,690	(67)	5,904	5,950	(46)
Bought:	343	342	(0)	252	252	(0)	204	204	(0)
U.S. dollar	343	342	(0)	228	228	(0)	204	204	(0)
Euro	-	-	-	23	23	0	-	-	-
British pound	-	-	-	-	-	-	-	-	-
			(2,204)			(781)			(614)

Notes:

1. Forward exchange rates are used as the term-end exchange rates.

2. Forward exchange contracts , which have fixed settlement amounts in yen of assets and liabilities denominated in foreign currencies disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(c) Stock-related transactions (Millions of Yen)

	As of December 31, 2002			As of December 31, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions									
Stock index futures:									
Sold	91,775	89,591	2,183	24,587	25,947	(1,360)	82,825	83,679	(853)
Bought	-	-	-	-	-	-	-	-	-
Total			2,183			(1,360)			(853)

(d) Bond-related transactions (Millions of Yen)

	As of December 31, 2002			As of December 31, 2003			As of March 31, 2003		
	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions									
Bond futures contracts:									
Sold	-	-	-	206,901	206,912	(11)	-	-	-
Bought	-	-	-	-	-	-	-	-	-
Total			-			(11)			-

(e) Others

The Company held no other derivative instruments as of December 31, 2002, 2003 and March 31, 2003.

(Reference)

Performance Forecast for the Year Ending March 31, 2004

The followings are the Company's performance forecasts for the year ending March 31, 2004. They have not been changed from the previous forecasts announced on November 20, 2003.

(Consolidated) (Billions of Yen)

	Forecast
Ordinary Revenues	1,203
Ordinary Profit	97
Net Income	30

(Non-Consolidated) (Billions of Yen, %)

	Forecast
Ordinary Revenues	1,200
Ordinary Profit	101
Net Income	34
Annual Dividends per Share	(Year-End) ¥3,000.00
Income from Insurance Premiums	921
Core Profit	95
Negative Spread	19
New Policy Amount	4,490
Individual Term Life	4,300
Policy Amount in Force	39,200
Individual Term Life	34,930
Surrender & Lapse Rate	9.0%

Notes:

1. *Policy amount in force and new policy amount include individual insurance and annuities. The new policy amount includes the net increase from conversion.*
2. *The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.*